Exhibit 99.1

Harry Winston Diamond Corporation Announces the Appointment of Group Chief Financial Officer

TORONTO, Feb. 7 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") is pleased to announce today the appointment of Mr Cyrille Baudet to the position of Group Chief Financial Officer, reporting to the Chairman and Chief Executive Officer. With the appointment of Mr Baudet, the structure of the finance group will also change. Ms Wendy Kei will assume the role of Chief Financial Officer of the mining and rough diamond sales team based in Toronto while Mr Robert Scott continues as Chief Financial Officer of the brand retail and wholesale business based in New York. Mr Baudet will remain based in Geneva at Harry Winston's watch manufacturing facility for the immediate future before moving to North America later this year.

Mr Baudet began his career with Ernst & Young in Africa and Paris auditing oil and mining companies in Africa followed by a period with PricewaterhouseCoopers in London where he focused on software companies. He then joined Richemont International as Group Senior Internal Auditor followed by assignments as Controller for Alfred Dunhill in London and Cartier International in Paris and Geneva before becoming the Controller for Cartier North America based in New York. Most recently he has been the Regional Chief Financial Officer for the Richemont Group businesses in Europe, the Middle East and South America. He is currently based in Geneva.

Mr Baudet replaces Mr Alan Mayne. The Company would like to take this opportunity to thank Mr Mayne for his efforts in steering the financial affairs of the Company through the turbulence of the recent global financial crisis. Mr Mayne will remain with the Company for a transition period to April 30, 2011.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

%CIK: 0000841071

For further information: please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com; Ms. Kelley Stamm, Manager, Investor Relations - (416) 362-2237 ext 223 or kstamm@harrywinston.com
CO: Harry Winston Diamond Corporation

CNW 08:00e 07-FEB-11